



Joe Rizzo

There are very few opportunities to invest in a group of people who are really trying to make the world a better place, so when the opportunity does arise you have to seize it. I believe in what Brazen Bio is about to do and am thrilled to be part of it. Shawn and Brent have a clean vision for the path of Brazen Bio. Their path illuminates the future of many startups that will change the world of medicine and the lives countless people. Join us in being part of this exciting company and make the world a better place.

Invested $25,000 this round

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